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                                                                February 7, 2006
VIA ELECTRONIC FILING

Keith A. O'Connell
Senior Counsel
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C.  20549

                                    Re:     The Campbell Multi-Strategy Trust
                                            Amendment No. 3 to
                                            Registration Statement on Form N-2
                                            File No. 811-21803

Dear Mr. O'Connell:

         On behalf of The Campbell Multi-Strategy Trust (the "Trust"), transmitted herewith is Amendment No. 3 to the Trust's Registration Statement on Form N-2 (File No. 811-21803) (including exhibits thereto) (the "Registration Statement") for filing under the Investment Company Act of 1940, as amended (the "Company Act"), which has been marked to indicate changes from Amendment No. 2 to the Registration Statement as filed with the Commission on December 2, 2005.

         This letter responds to the comments of the staff of the Division of Investment Management received by telephone, relating to Amendment No. 2 to the Registration Statement.

         We believe that the proposed modifications to the Registration Statement are responsive to the staff's comments. Please direct any further communications relating to this filing to the undersigned at (212) 839-5609 or Laura M. McIntyre of this firm at (212) 839-5856.

                                           Very truly yours,



                                           /s/ James C. Munsell
                                           ----------------------
                                           James C. Munsell, Esq.

Enclosure

cc:      Bruce L. Cleland
         Theresa D. Becks
         Thomas P. Lloyd, Esq.
         Michael J. Schmidtberger, Esq.
         Laurin Blumenthal Kleiman, Esq.
         Laura M. McIntyre, Esq.
         William T. MacGregor, Esq.


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